Via Facsimile and U.S. Mail
Mail Stop 6010

December 17, 2008

Paul B. Cleveland
Executive Vice President, Corporate Development
and Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File Number: 001-33213

Dear Mr. Cleveland:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 51

1.   Please provide the following relating to your change in your revenue recognition
        method on January 1, 2008:

- Revise your disclosure to clarify the specific terms that changed in your amendment to your Takeda agreement that was effective on January 1, 2008.
- Revise your disclosure to clarify how revenue is recognized under the Contingency-Adjusted Performance Model.
- Revise your disclosure to clarify whether you have any other performance obligations that will occur over the development period that will extend past January 1, 2011. For example, we note that the company is responsible for the manufacture and supply of all quantities of API to be used in the development of Hematide. Please revise to clarify if this manufacturing obligation could extend past 2011.
- Provide us with an analysis of all continuing obligations during the development period and beyond.
- Tell us why you are able to separately account for the development and manufacturing periods.

11. Income Taxes, page 93

2. Please revise your disclosure in MD&A under results of operations – provision for income taxes to explain the company's $5.4 million provision for income taxes in 2007. In your revised disclosure, explain the reason that the company incurred current provisions of $13.1 million and $2.3 million for federal and state, respectively, in 2007, in view of the $37.7 million net loss before provision for income taxes the company incurred. Also, in your revised disclosure, explain why you recognized a $10.1 million benefit in 2007 considering that the company anticipates being in a net operating loss position for 2008. In this regard, disclose all of the positive and negative factors that you considered including the reason that you believe that the temporary differences are scheduled to reverse during 2008 and 2009 supporting your conclusion that it is more likely than not that the $10.1 million deferred tax asset will be realized. Refer to paragraphs 20-25 of SFAS 109.

3. You state that the Company adopted a policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, if they are incurred. Please revise your disclosure to clarify what you mean by "if they are incurred" and tell us how it complies with paragraphs 15 and 16 of FIN 48.

Item 9A. Controls and Procedures, page 97

4. You state that you have consolidated the collaboration revenue related duties to a single individual. Please tell us how this improves your controls and procedures.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant